Arno Therapeutics, Inc.
30 Two Bridges Road, Suite 270
Fairfield, New Jersey 07004
(862) 703-7170

September 12, 2008

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington, D.C. 20549

Attention:     Ms. Linda Cvrkel
 Mail Stop 3561

Re:          Arno Therapeutics, Inc. (the “Company”)
 Form 10-KSB for the year ended December 31, 2007
 File No. 000-52153

Dear Ms. Cvrkel:

On behalf of the Company, this letter responds to your comments set forth in your letter dated July 21, 2008 concerning the Company’s Form 10-KSB for the year ended December 31, 2007 (the “Form 10-KSB”).

1. Internal Control Over Financial Reporting.

The Company’s management has completed its assessment of the Company’s internal controls over financial reporting (“ICFR”) and has included its report on such assessment on Amendment No. 1 to the Form 10-KSB, which is filed herewith. The Company’s management has concluded that there existed material weaknesses in its ICFR, as described in Amendment No. 1 to the Form 10-KSB.

Further, the Company’s management has also considered the impact of the failure to include the report on management’s assessment of its internal control over financial reporting on the Company’s disclosure controls as of December 31, 2007. In this regard, management has concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2007, which is also further described in Amendment No. 1 to the Form 10-KSB.

Ms. Linda Cvrkel
Securities and Exchange Commission
September 12, 2008

2. Form Type.

The Company acknowledges that its use of Form 10-QSB for the quarter ended March 31, 2008 was not proper and, in fact, the Company used Form 10-Q for its most recent quarterly report. The Company reviewed the March 31, 2008 Form 10-QSB and does not believe it omitted any material information that would have been required had the Company used the proper form.

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In responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Amendment No. 1 thereto;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

If you have any further questions or comments, please do not hesitate to contact the undersigned at (862) 703-7175 with any questions.

Sincerely,

/s/ Brian Lenz

Chief Financial Officer
Arno Therapeutics, Inc.

cc:  Mr. Jim Peklenk
    Mr. Christopher J. Melsha, Esq.